Verastem Oncology Reports Second Quarter 2025 Financial Results and Highlights Recent Business Updates

Achieved AVMAPKI™ FAKZYNJA™ CO-PACK net product revenue of $2.1 million in the first six weeks of launch

First patient dosed in the U.S. trial for VS-7375, an oral KRAS G12D (ON/OFF) inhibitor, in KRAS G12D advanced solid tumors

Ended Q2 2025 with $164.3 million in cash and cash equivalents; with product revenue and exercise of cash warrants, Company has expected cash runway into the second half of 2026

Company to host a conference call and webcast today at 4:30 p.m. ET

BOSTON--(BUSINESS WIRE)—Aug. 7, 2025--Verastem Oncology (Nasdaq: VSTM), a biopharmaceutical company committed to advancing new medicines for patients with RAS/MAPK pathway-driven cancers, today announced business updates and reported financial results for the second quarter ended June 30, 2025.

“In the second quarter of 2025, AVMAPKI FAKZYNJA CO-PACK became the first-ever treatment approved by the FDA specifically for use in patients with KRAS-mutated recurrent low-grade serous ovarian cancer, and we are off to a strong start with the launch of this innovative combination therapy,” said Dan Paterson, president and chief executive officer of Verastem Oncology. “In the quarter, we also made significant progress across our pipeline programs with the first patient dosed in the U.S. Phase 1/2a trial for VS-7375, our potential best-in-class KRAS G12D (ON/OFF) inhibitor, and with positive updated data from our RAMP 205 trial in the front-line setting of metastatic pancreatic cancer. Our focus for the second half of the year is to continue to build on the positive launch momentum, continue to advance RAMP 205 and RAMP 301 clinical trials, and enroll patients in both the VS-7375 monotherapy and combination cohorts to unlock new opportunities with our RAS/MAPK-pathway focused portfolio.”

Second Quarter 2025 and Recent Updates

AVMAPKI™ FAKZYNJA™ CO-PACK (avutometinib in combination with defactinib) U.S. Launch

●	Received U.S. Food and Drug Administration (FDA) approval for AVMAPKI™ FAKZYNJA™ CO-PACK (avutometinib capsules; defactinib tablets) for the treatment of adult patients with KRAS-mutated recurrent low-grade serous ovarian cancer (LGSOC) who have received prior systemic therapy on May 8, 2025, approximately two months in advance of the Prescription Drug User Fee Act (PDUFA) action date of June 30, 2025.
●	Achieved net product revenue of $2.1 million in the first six weeks of launch. AVMAPKI FAKZYNJA CO-PACK was launched in the U.S. within one week of FDA Approval.
●	AVMAPKI FAKZYNJA CO-PACK is now available through a distribution network in the U.S. that includes specialty pharmacies, specialty distributors, and group purchasing agreements that are in place.
●	Prescriptions for patients are being received from both academic and community centers, including both repeat prescriptions from physicians prescribing to multiple patients and refills for individual patients and there has been broad payer coverage and reimbursement.

●	A support program for patients prescribed AVMAPKI FAKZYNJA CO-PACK, called Verastem Cares™, went operational immediately following launch.
●	Highlighted the update to the National Comprehensive Cancer Network® (NCCN®) Clinical Practice Guidelines in Oncology (NCCN Guidelines®) in May 2025, which recommends avutometinib in combination with defactinib as a Category 2A recommendation for the treatment of KRAS-mutated recurrent LGSOC, which is aligned to the FDA-approved indication.
●	Submitted to the NCCN the publications of the RAMP 201 and FRAME studies in support of its consideration of the inclusion of the KRAS wild-type population evaluated in these trials in the NCCN Guidelines in July 2025. The NCCN Committee for Ovarian Cancer will hold its annual meeting in October 2025, and the Company has been informed that its submission will be reviewed at that time.

Avutometinib and Defactinib Combination in LGSOC

●	In the ongoing Phase 3 RAMP 301 trial, planned enrollment of the 270 patients is nearing completion. A pre-planned Interim Analysis (IA) by an Independent Data Monitoring Committee (IDMC) will be conducted to determine if a sample-size re-estimation is recommended for the RAMP 301 trial. The IA is intended to ensure the trial is adequately powered for success and preserves the trial's integrity. The Company will be blinded to the specific results of the IA.
●	Enrollment in the Phase 2 RAMP 201J trial in Japan has been completed, and the Company has activated sites in Japan to join the global RAMP 301 trial.
●	Announced that the primary analysis from the RAMP 201 clinical trial was published in the Journal of Clinical Oncology on July 11, 2025.
●	Granted Orphan Drug Designation for avutometinib plus defactinib for the treatment of ovarian cancer by the European Commission based on a positive opinion from the European Medicines Agency Committee for Orphan Medicinal Products in July 2025.
●	Announced that the primary analysis from the FRAME study was published in Nature Medicine on June 27, 2025.
●	Presented an abstract at the ESMO Gynaecological Cancers Congress 2025 titled “Blood ctDNA vs tumor tissue screening for the detection of KRAS mutations in low-grade serous ovarian cancer” in June 2025.
●	Shared multiple oral and poster presentations at the American Association of Cancer Research (AACR) Annual Meeting 2025 on April 25-30, highlighting the exploration of the mechanisms by which the Company’s FAK inhibitor increases the anti-tumor efficacy of avutometinib.

Key Milestones Expected for the Second Half of 2025:

●	Report outcome of the IDMC’s sample-size re-estimation recommendation for RAMP 301 in Q4 2025.
●	Report initial data from the RAMP 201J Phase 2 clinical trial being conducted in Japan with JGOG in Q4 2025.
●	Continue to advance the regulatory pathway in Japan and Europe.

VS-7375, an Oral KRAS G12D (ON/OFF) Inhibitor, in Advanced Solid Tumors

●	Announced that the U.S. Food and Drug Administration (FDA) has granted Fast Track Designation (FTD) to VS-7375, a potential best-in-class oral KRAS G12D (ON/OFF) inhibitor, for the first-line treatment of patients with KRAS G12D-mutated locally advanced or metastatic adenocarcinoma of the pancreas (PDAC) and for the treatment of patients with KRAS G12D-mutated locally advanced or metastatic PDAC who have received at least one prior line of standard systemic therapy in July 2025.
●	Announced that the first patient has been dosed in the monotherapy portion of VS-7375-101, the U.S. Phase 1/2a clinical trial evaluating VS-7375 in patients with advanced KRAS G12D mutant solid tumors in June 2025.
●	The Company announced today the addition of four new cohorts in the VS-7375-101 trial to evaluate VS-7375 in combination with other treatments in various settings in advanced non-small cell lung cancer (NSCLC) and PDAC, and as monotherapy for advanced solid tumor types other than PDAC, NSCLC, or colorectal cancer (CRC) that harbor a KRAS G12D mutation.
●	Announced updated data from partner GenFleet Therapeutics’ Phase 1 study of VS-7375 in China (known as GFH375) at the 2025 American Society of Clinical Oncology (ASCO) Annual Meeting in June. In the trial, GFH375 demonstrated an overall response rate (ORR) of 52% in patients with PDAC and an ORR of 42% in NSCLC.
●	Announced that the FDA had cleared the Company’s Investigational New Drug (IND) application for VS-7375, enabling a Phase 1/2a trial in advanced solid tumors in the U.S. in April 2025.
●	Shared a presentation at the AACR Annual Meeting 2025 in April, which highlighted that the KRAS G12D dual ON/OFF inhibitor VS-7375 was found to be more efficacious than KRAS G12D and pan-RAS ON-only inhibitors in preclinical models.

Key Milestones Expected for the Second Half of 2025:

●	Report a preliminary update on the Phase 1 monotherapy dose escalation in Q4 2025.
●	Subject to the results of the Phase 1 monotherapy dose escalation, the Company plans to initiate monotherapy expansion cohorts in both advanced PDAC and NSCLC.
●	Initiate the dose escalation cohorts in combination with cetuximab, chemotherapy, and chemotherapy with checkpoint-inhibitor for CRC, PDAC, and NSCLC, respectively, in Q4 2025.
●	Subject to the results of the Phase 1 dose escalation combinations cohorts with VS-7375, the Company plans to initiate a combination expansion cohort in CRC, PDAC, and NSCLC.

RAMP 205: Avutometinib Plus Defactinib in Combination with Chemotherapy in First-Line Metastatic PDAC

●	Announced positive updated safety and efficacy results from the RAMP 205 Phase 1/2 trial evaluating avutometinib plus defactinib in combination with gemcitabine and Nab-paclitaxel in the front-line for patients with metastatic PDAC in May 2025. As of April 25, 2025, patients in the dose level 1 cohort, which was selected as the recommended Phase 2 dose (RP2D), achieved a confirmed ORR of 83% (10/12).
●	The RAMP 205 study has met the pre-defined criteria to advance beyond the first stage of the expansion study and enrollment is continuing in the expansion cohort for up to 29 patients at the RP2D.

Key Milestones Expected for the Second Half of 2025:

●	Complete enrollment in the RAMP 205 expansion cohort in Q3 2025.

RAMP 203: Avutometinib Plus Defactinib in Combination with a KRAS G12C Inhibitor in NSCLC

●	Patients continue to be evaluated in both the doublet and triplet combination cohorts of the study.

Key Milestones Expected for 2025:

●	Report an interim update on the safety and efficacy results in RAMP 203 from both the doublet and triplet combinations in Q4 2025.

Second Quarter 2025 Financial Results

Total Revenue for the three months ended June 30, 2025 (the “2025 Quarter”) was $2.1 million, compared to $10.0, million for the three months ended June 30, 2024 (the “2024 Quarter”). Net Product Revenue for the 2025 Quarter was $2.1 million, compared to $0.0 million for the 2024 Quarter. The Company began commercial sales of the AVMAPKI FAKZYNJA CO-PACK within the United States following receipt of FDA approval in May 2025. Sale of COPIKTRA license and related assets revenue was $0.0 million for the 2025 Quarter, compared to $10.0 million for the 2024 Quarter. Revenue for the 2024 Quarter was comprised of one sales milestone payment of $10.0 million due upon Secura achieving cumulative worldwide net sales of COPIKTRA exceeding $100.0 million.

Total operating expenses for the 2025 Quarter were $45.9 million, compared to $28.3 million for the 2024 Quarter.

Cost of sales associated with product revenue was $0.4 million for the 2025 Quarter, compared to $0.0 for the 2024 Quarter.

Research & development expenses for the 2025 Quarter were $24.8 million, compared to $18.1 million for the 2024 Quarter. The increase of $6.7 million, or 37.0%, was primarily related to increased contract research organization costs and increased drug substance and drug product costs.

Selling, general & administrative expenses for the 2025 Quarter were $20.7 million, compared to $10.2 million for the 2024 Quarter. The increase of $10.5 million, or 102%, was primarily related to additional costs in anticipation of a potential launch of avutometinib and defactinib in KRAS-mutated LGSOC, increased personnel costs, including non-cash stock compensation, consulting, and professional fees.

Net loss for the 2025 Quarter was $25.9 million, or $0.39 per share (basic), compared to $8.3 million, or $0.31 per share (basic and diluted) for the 2024 Quarter.

For the 2025 Quarter, non-GAAP adjusted net loss was $41.4 million, or $0.63 per share (diluted) compared to non-GAAP adjusted net loss of $16.5 million, or $0.61 per share (diluted), for the 2024 Quarter. Please refer to the GAAP to non-GAAP Reconciliation attached to this press release.

Verastem Oncology ended the second quarter of 2025 with cash, cash equivalents and investments of $164.3 million.

Conference Call and Webcast

Verastem will host a conference call and webcast today at 4:30 pm ET to review the second quarter 2025 financial results and recent business updates. To access the conference call, please dial (800) 715-9871 (U.S.) or (646) 307-1963 (international) and enter the passcode 1210516 at least 10 minutes prior to the event start time. A live audio webcast of the call, along with accompanying slides, will be available under "Events & Presentations" in the Investor section of the Company's website, https://investor.verastem.com/events. A replay of the webcast will be archived and available following the event.

Use of Non-GAAP Financial Measures

To supplement Verastem Oncology’s condensed consolidated financial statements, which are prepared and presented in accordance with generally accepted accounting principles in the United States (GAAP), the Company uses the following non-GAAP financial measures in this press release: non-GAAP adjusted net loss and non-GAAP net loss per share. These non-GAAP financial measures exclude certain amounts or expenses from the corresponding financial measures determined in accordance with GAAP. Management believes this non-GAAP information is useful for investors, taken in conjunction with the Company’s GAAP financial statements, because it provides greater transparency and period-over- period comparability with respect to the Company’s operating performance and can enhance investors’ ability to identify operating trends in the Company’s business. Management uses these measures, among other factors, to assess and analyze operational results and trends and to make financial and operational decisions. Non-GAAP information is not prepared under a comprehensive set of accounting rules and should only be used to supplement an understanding of the Company’s operating results as reported under GAAP, not in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with GAAP. In addition, these non-GAAP financial measures are unlikely to be comparable with non-GAAP information provided by other companies. The determination of the amounts that are excluded from non-GAAP financial measures is a matter of management judgment and depends upon, among other factors, the nature of the underlying expense or income amounts. Reconciliations between these non-GAAP financial measures and the most comparable GAAP financial measures for the three months ended June 30, 2025 and 2024 are included in the tables accompanying this press release after the unaudited condensed consolidated financial statements.

About AVMAPKI and FAKZYNJA Combination Therapy

AVMAPKI (avutometinib) inhibits MEK kinase activity while also blocking the compensatory reactivation of MEK by upstream RAF.  RAF and MEK proteins are regulators of the RAS/RAF/MEK/ERK (MAPK) pathway. Blocking RAF and/or MEK activates FAK, a key mediator of drug resistance. FAKZYNJA (defactinib) is a FAK inhibitor and together, the avutometinib and defactinib combination was designed to provide a more complete blockade of the signaling that drives the growth and drug resistance of RAS/MAPK pathway-dependent tumors.

The U.S. Food and Drug Administration (FDA) approved AVMAPKI™ FAKZYNJA™ CO-PACK (avutometinib capsules; defactinib tablets) for the treatment of adult patients with KRAS-mutated recurrent LGSOC who have received prior systemic therapy on May 8, 2025.  Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial. Verastem is conducting RAMP 301 (GOG-3097/ENGOT-ov81/GTG-UK) (NCT06072781), an international Phase 3 confirmatory trial evaluating the combination of avutometinib and defactinib versus standard chemotherapy or hormonal therapy for the treatment of recurrent low-grade serous ovarian cancer (LGSOC) with and without a KRAS mutation. Verastem is also evaluating avutometinib in combination with defactinib and other agents as a potential treatment for patients with advanced pancreatic cancer (RAMP 205; NCT05669482) and advanced KRAS G12C mutant non-small cell lung cancer (RAMP 203; NCT05074810). Avutometinib and defactinib are not approved by the FDA or any other regulatory authority, either in combination or with other therapies, for any of these investigative uses. Neither avutometinib nor defactinib are approved by the FDA or any other regulatory authority on a stand-alone basis for any use.

AVMAPKI FAKZYNJA CO-PACK U.S. Indication

Indication

AVMAPKI FAKZYNJA CO-PACK is indicated for the treatment of adult patients with KRAS-mutated recurrent low-grade serous ovarian cancer (LGSOC) who have received prior systemic therapy.

This indication is approved under accelerated approval based on tumor response rate and duration of response. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

Important Safety Information

Warnings and Precautions

●	Ocular Toxicities: Ocular toxicities, including visual impairment and vitreoretinal disorders, occurred. Perform comprehensive ophthalmic evaluation at baseline, prior to cycle 2, every three cycles thereafter, and as clinically indicated. Withhold AVMAPKI FAKZYNJA CO-PACK for ocular toxicities until improvement at the same or reduced dose. Permanently discontinue AVMAPKI FAKZYNJA CO-PACK for any grade 4 toxicity.
●	Serious Skin Toxicities: Skin toxicities, including photosensitivity and severe cutaneous adverse reactions (SCARSs) occurred. Adhere to concomitant medications. Monitor for skin toxicities and interrupt, reduce or permanently discontinue AVMAPKI FAKZYNJA CO-PACK based on severity, tolerability and duration.
●	Hepatotoxicity: Monitor liver function tests prior to each cycle, on day 15 of the first 4 cycles, and as clinically indicated. Withhold, reduce or discontinue AVMAPKI FAKZYNJA CO-PACK based on severity and persistence of abnormality.
●	Rhabdomyolysis: Monitor creatine phosphokinase prior to the start of each cycle, on day 15 of the first four cycles, and as clinically indicated. If increased CPK occurs, evaluate patients for rhabdomyolysis or other causes. Withhold, reduce or permanently discontinue AVMAPKI FAKZYNJA CO-PACK based on severity and duration of the adverse reaction.
●	Embryo-Fetal Toxicity: AVMAPKI FAKZYNJA CO-PACK can cause fetal harm. Advise patients of the potential risk to a fetus and to use effective contraception.

Adverse Reactions

The most common (≥ 25%) adverse reactions, including laboratory abnormalities, were increased creatine phosphokinase, nausea, fatigue, increased aspartate aminotransferase, rash, diarrhea, musculoskeletal pain, edema, decreased hemoglobin, increased alanine aminotransferase, vomiting, increased blood bilirubin, increased triglycerides, decreased lymphocyte count, abdominal pain, dyspepsia, dermatitis acneiform, vitreoretinal disorders, increased alkaline phosphatase, stomatitis, pruritus, visual impairment, decreased platelet count, constipation, dry skin, dyspnea, cough, urinary tract infection, and decreased neutrophil count.

Drug Interactions

●	Strong and moderate CYP3A4 inhibitors: Avoid concomitant use with AVMAPKI FAKZYNJA CO-PACK.
●	Strong and moderate CYP3A4 inducers: Avoid concomitant use with AVMAPKI FAKZYNJA CO-PACK.
●	Warfarin: Avoid concomitant use of AVMAPKI FAKZYNJA CO-PACK with warfarin and use an alternative to warfarin.
●	Gastric acid reducing agents: Avoid concomitant use of AVMAPKI FAKZYNJA CO-PACK with proton pump inhibitors (PPIs) or H2 receptor antagonists. If use of an acid-reducing agent cannot be avoided, administer FAKZYNJA 2 hours before or 2 hours after the administration of a locally acting antacid.

Use in Specific Populations

●	Lactation: Advise not to breastfeed.
●	Fertility: May impair fertility in males and females.

Click here for full Prescribing Information.

About VS-7375, an Oral KRAS G12D (ON/OFF) Inhibitor

VS-7375 is a potential best-in-class, potent, and selective oral KRAS G12D dual ON/OFF inhibitor. VS-7375 is the lead program from the Verastem Oncology discovery and development collaboration with GenFleet Therapeutics. Verastem announced in April 2025 that the U.S. Investigational New Drug (IND) application for VS-7375 was cleared and initiated a Phase 1/2a clinical trial in June 2025. GenFleet’s IND for VS-7375 (known as GFH375 in China) was approved in China in June 2024, and the first patient was dosed in a Phase 1/2 study in July 2024.

About the GenFleet Therapeutics Collaboration

The collaboration with GenFleet Therapeutics aims to advance three oncology discovery programs related to RAS/MAPK pathway-driven cancers. The collaboration provides Verastem with an exclusive option to obtain a license for each of the three compounds in the collaboration after the successful completion of pre-determined milestones in a Phase 1 trial. Verastem selected VS-7375 (also known as GFH375), an oral KRAS G12D (ON/OFF) inhibitor, as its lead program in December 2023 and the license for VS-7375 that was exercised in January 2025 is the first one from this collaboration. The licenses would give Verastem development and commercialization rights outside the GenFleet markets of mainland China, Hong Kong, Macau, and Taiwan.

About Verastem Oncology

Verastem Oncology (Nasdaq: VSTM) is a biopharmaceutical company committed to developing and commercializing new medicines to improve the lives of patients diagnosed with RAS/MAPK pathway-driven cancers. Verastem markets AVMAPKI™ FAKZYNJA™ CO-PACK in the U.S. Our pipeline is focused on novel small molecule drugs that inhibit critical signaling pathways in cancer that promote cancer cell survival and tumor growth, including RAF/MEK inhibition, FAK inhibition, and KRAS G12D inhibition. For more information, please visit www.verastem.com and follow us on LinkedIn.

Forward-Looking Statements Notice

This press release includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Such forward-looking statements address various matters about, among other things, Verastem Oncology’s programs and product candidates, strategy, future plans and prospects, including statements related to the potential for and timing of commercialization of product candidates, the conduct of the Phase 1/2a study for VS-7375/GFH375, the expected outcome and benefits of the Company’s collaboration with GenFleet Therapeutics (Shanghai), Inc., the timing of commencing and completing trials and compiling data, the expected timing of the presentation of data by the Company and the potential clinical value of various of the Company’s clinical trials. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Applicable risks and uncertainties include, among others: the uncertainties inherent in research and development, such as the possibility of negative or unexpected results of clinical trials; that we may not see a return on investment on the payments we have and may continue to make pursuant to the collaboration and option agreement with GenFleet, or that GenFleet may fail to fully perform under the agreement; that we may not be successful in our launch or commercialization of AVMAPKI FAKZYNJA CO-PACK; that the development and commercialization of our product candidates may take longer or cost more than planned, including as a result of conducting additional studies or our decisions regarding execution of such commercialization; that data may not be available when expected; risks associated with preliminary and interim data, which may not be representative of more mature data; risks associated with the recent changes in  administration policy or actions that may create regulatory uncertainty that may adversely affect our business; risks associated with the current administration’s reductions to the FDA’s workforce and any subsequent reductions that may lead to disruptions and delays in the FDA’s review and oversight of our product candidates and impact the FDA’s ability to provide timely feedback on our development programs; that our product candidates may not receive regulatory approval, become commercially successful products, or result in new treatment options being offered to patients; and the risks identified under the heading "Risk Factors" as detailed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission (SEC) on March 20, 2025, as well as the other information we file with the SEC, are possibly realized. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.  You are encouraged to read our filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release, and we undertake no obligation to update or revise any of these statements.  Our business is subject to substantial risks and uncertainties, including those referenced above.  Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

For Investor and Media Inquiries:

Julissa Viana

Vice President, Corporate Communications,

Investor Relations & Patient Advocacy

investors@verastem.com or

media@verastem.com

Verastem Oncology

Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Revenue:
Product revenue, net	$2,137	$—	$2,137	$—
Sale of COPIKTRA license and related assets	—	10,000	—	10,000
Total revenue	2,137	10,000	2,137	10,000
Operating expenses:
Cost of sales - product	318	—	318	—
Cost of sales - intangible amortization	128	—	128	—
Research and development	24,786	18,062	53,938	35,769
Selling, general and administrative	20,669	10,215	35,692	20,567
Total operating expenses	45,901	28,277	90,076	56,336
Loss from operations	(43,764)	(18,277)	(87,939)	(46,336)
Other expense	(110)	(24)	(149)	(54)
Interest income	822	983	1,782	2,350
Interest expense	(212)	(1,138)	(404)	(2,268)
Loss on debt extinguishment	—	—	(1,826)	—
Change in fair value of preferred stock tranche liability	—	10,200	—	4,189
Change in fair value of warrant liability	20,320	—	17,904	—
Change in fair value of Notes	(2,990)	—	(7,405)	—
Net loss	$(25,934)	$(8,256)	$(78,037)	$(42,119)
Net loss per share—basic	$(0.39)	$(0.31)	$(1.30)	$(1.57)
Net loss per share—diluted	$(0.62)	$(0.31)	$(1.41)	$(1.57)
Weighted average common shares outstanding used in computing net loss per share—basic	66,143	26,861	60,191	26,846
Weighted average common shares outstanding used in computing net loss per share—diluted	74,037	26,861	68,182	26,846

Verastem Oncology

Condensed Consolidated Balance Sheets

(in thousands)

(unaudited)

	June 30, 2025	December 31, 2024

Cash & cash equivalents	$164,322	$88,818
Accounts receivable, net	2,076	—
Inventory	1,168	—
Grant receivable	200	200
Prepaid expenses and other current assets	6,507	5,943
Property and equipment, net	21	32
Right-of-use asset, net	963	1,405
Intangible assets, net	15,636	—
Other assets	5,371	5,140
Total assets	$196,264	$101,538

Current Liabilities	$50,361	$30,973
Long term debt	74,274	40,724
Vendor financing arrangement, long-term	6,263	—
Lease liability, long-term	—	535
Accrued expenses, long-term	7,553	—
Warrant liability	21,757	58,199
Stockholders’ (deficit) equity	36,056	(28,893)
Total liabilities, and stockholders’ equity	$196,264	$101,538

Verastem, Inc.
Reconciliation of GAAP to Non-GAAP Financial Information
(in thousands, except per share amounts)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net loss reconciliation
Net loss (GAAP basis)	$(25,934)	$(8,256)	$(78,037)	$(42,119)
Adjust:
Stock-based compensation expense	3,413	1,905	5,201	3,388
Non-cash interest, net	-	6	29	(413)
Change in fair value of preferred stock tranche liability	-	(10,200)	-	(4,189)
Change in fair value of warrant liability	(20,320)	-	(17,904)	-
Non-cash change in fair value of Notes	1,451	-	4,565	-
Loss on debt extinguishment	-	-	1,826	-
Severance and Other	-	56	-	609
Adjusted net loss (non-GAAP basis)	$(41,390)	$(16,489)	$(84,320)	$(42,724)

Reconciliation of net loss per share
Net loss per share – basic (GAAP basis)	$(0.39)	$(0.31)	$(1.30)	$(1.57)
Adjust per basic share
Stock-based compensation expense	0.05	0.08	0.09	0.13
Non-cash interest, net	-	-	-	(0.01)
Change in fair value of preferred stock tranche liability	-	(0.38)	-	(0.16)
Change in fair value of warrant liability	(0.30)	-	(0.31)	-
Non-cash change in fair value of Notes	0.02	-	0.08	-
Loss on debt extinguishment	-	-	0.03	-
Severance and Other	-	-	-	0.02
Adjusted net loss per share – diluted (non-GAAP basis)	$(0.63)	$(0.61)	$(1.40)	$(1.59)
Weighted average common shares outstanding used in computing net loss per share—basic	66,143	26,861	60,191	26,846

Earnings per Share	(0.63)	(0.61)	(1.40)	(1.59)